EXHIBIT 20

Contacts:	Wendell Potter
215.761.4450
wendell.potter@cigna.com

Gregory Deavens
215.761.6128
gregory.deavens@cigna.com

CIGNA Announces Estimate of Losses Related to the Events of September 11

        PHILADELPHIA, Oct. 1 /PR Newswire/ — CIGNA Corporation (NYSE: CI) said today that, based on current information, it expects losses from claims arising from the events of September 11 to be approximately $25 million after-tax, which will be reflected in results of operations for the quarter ending September 30, 2001.

        CIGNA Corporation, headquartered in Philadelphia, and its subsidiaries constitute one of the largest publicly owned employee benefits organizations in the United States. Its subsidiaries are major providers of employee benefits offered through the workplace, including health care products and services; group life, accident and disability insurance; retirement products and services; and investment management. As of December 31, 2000, CIGNA Corporation had consolidated assets of $95.1 billion and shareholders’ equity of $5.4 billion. Full-year 2000 revenues totaled $20 billion. Web site: http://www.cigna.com

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;

2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;

4.	significant reductions in customer retention;

5.	significant changes in interest rates;

6.	significant and sustained stock market declines which could, among other things, trigger payments contingent on certain variable annuity account values;

7.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and

8.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the predictions made in the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.